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ARCO [LOGO]                    515 South Flower Street
                               Los Angeles, California 90071
                               Telephone 213 486-1774

                               F. X. McCormack
                               Senior Vice President
                               and General Counsel

May 4, 1994

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: REGISTRATION STATEMENT ON FORM S-3

Ladies and Gentlemen:

I am familiar with all corporate and other proceedings taken by Atlantic Richfield Company, a Delaware corporation ("Company"), in connection with the
authorization of up to 39,921,400 of its    % Exchangeable Notes due 199  (the
"Exchangeable Notes"). For purposes of registering the Exchangeable Notes, the aggregate principal amount is deemed to be $958 million, as set forth on the cover page of the Registration Statement.

I am of the opinion that Exchangeable Notes have been duly authorized and, when the securities have been executed and authenticated in the manner set forth in the Indenture and issued and delivered in the manner set forth in the Indenture against payment therefor, the Notes will have been validly executed, authenticated, issued, and delivered, will constitute the legal, valid, and binding obligations of the Company, will (subject to applicable bankruptcy, insolvency, and other laws affecting the enforceability of creditors' rights generally and to general principles of equity) be enforceable as to the Company in accordance with their terms, and will be entitled to the benefits provided by the Indenture.

I hereby consent to the references to me under the heading "Legal Opinion" in the Prospectus to be filed as a part of the Registration Statement and to the filing of this opinion or copies thereof as an Exhibit to the Registration Statement.

Very truly yours,

s/ FRANCIS X. McCORMACK

Francis X. McCormack

                                   EXHIBIT 5